UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Power-One, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

739308104

(CUSIP Number)

Ajay Shah SLTA Sumeru (GP), L.L.C. 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2013

(Date of Event which Requires Filing of this Statement)

CUSIP No. 739308104

(1)	Names of reporting persons Silver Lake Sumeru Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.

CUSIP No. 739308104

(1)	Names of reporting persons Silver Lake Technology Investors Sumeru, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.

CUSIP No. 739308104

(1)	Names of reporting persons Silver Lake Technology Associates Sumeru, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.

CUSIP No. 739308104

(1)	Names of reporting persons SLTA Sumeru (GP), L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.

SCHEDULE 13D

This Amendment No. 6 supplements and amends (i) the statement on Schedule 13D initially filed on May 18, 2009 (the “Original Schedule 13D”), (ii) Amendment No. 1 to such Schedule 13D, filed on June 9, 2010 (“Amendment No. 1”), (iii) Amendment No. 2 to such Schedule 13D, filed on November 8, 2011 (“Amendment No. 2”), (iv) Amendment No. 3 to such Schedule 13D, filed on April 22, 2013 (“Amendment No. 3”), (v) Amendment No. 4 to such Schedule 13D, filed on April 26, 2013 (“Amendment No. 4”) and (vi) Amendment No. 5 to such Schedule 13D, filed on June 13, 2013 (“Amendment No. 5”, and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 6 constitutes an exit filing for the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof.

On July 25, 2013, the Merger was consummated. Upon the effectiveness of the Merger, (i) all shares of Common Stock held by the Reporting Persons were cancelled and converted into the right to receive $6.35 per share in cash, without interest, and (ii) all shares of Series C Preferred Stock held by the Reporting Persons were cancelled and converted into the right to receive approximately $4,703.70 in cash per share, without interest. The warrant issued to SLSF was disposed of and cancelled upon consummation of the Merger for the right to receive $43,317,283.82 in cash, representing the product of (i) the excess of $6.35 over the exercise price per share of such warrant and (ii) the number of shares of Common Stock underlying such warrant. The warrant issued to SLTI was disposed of and cancelled upon consummation of the Merger for the right to receive $356,716.18 in cash, representing the product of (i) the excess of $6.35 over the exercise price per share of such warrant and (ii) the number of shares of Common Stock underlying such warrant.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) are amended and restated in their entirety as follows:

As a result of the disposition of shares of Common Stock, shares of Series C Preferred Stock and Warrants held by the Reporting Persons described in the final paragraph of Item 4 of this Schedule 13D, none of the Reporting Persons has, and no Reporting Person may be deemed to have, beneficial or other ownership of any shares of Common Stock.

Item 5(c) is hereby amended and restated in its entirety as follows:

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other persons named in Item 2 of this Schedule 13D has engaged in any transaction in any shares of Common Stock or any securities convertible into shares of Common Stock during the past 60 days.

Item 5(e) is hereby amended and restated in its entirety as follows:

On July 25, 2013, the Reporting Persons ceased to be beneficial owners of any shares of Common Stock.

Item 6.

Item 6 is hereby amended and supplemented by adding the following before the final paragraph thereof:

As a result of the effectiveness of the Merger, the Voting Agreement has been terminated by its express terms.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2013

SILVER LAKE SUMERU FUND, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES
SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland
Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES
SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland
Title: Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland
Title: Managing Director

SLTA SUMERU (GP), L.L.C.

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland
Title: Managing Director